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                          Filed by Hewlett-Packard Company Pursuant to Rule 425
                                               Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-6
                                      Under the Securities Exchange Act of 1934
                                   Subject Company: Compaq Computer Corporation
                                                 Commission File No.: 333-73454

    This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

    The following is the text of a letter sent by HP to HP shareowners.

                                                                [HP INVENT LOGO]
February 19, 2002

Dear HP Shareowner,

    Our pending merger with Compaq has one overriding purpose: to create a more competitive HP with a stronger market position, higher revenues, increased profits and, most importantly, enhanced shareowner value.

    Below are answers to numerous questions that have been asked about the merger. We hope these answers will help explain how the merger will enable us to address the future from a position of greater strength. For additional information about the merger, we encourage you to visit VotetheHPway.com.

Q.  WHY DOES HP NEED TO TAKE THIS DECISIVE STEP?

    The technology industry is in the midst of transformation. We are entering an era in computing in which everything works with everything else, everywhere, all the time, where end-to-end solutions matter most, where size makes a difference.

    The simple fact is we have real strengths -- in imaging and printing, UNIX servers, consumer PCs and IT services. But we need to bolster other areas of our business -- storage, Windows servers and commercial PCs.

    In a February 2002 independent survey of IT professionals, 86% of the approximately 2,300 HP and Compaq customers responding indicated that the ability to offer end-to-end solutions was an important attribute in selecting a preferred technology provider.

    After nearly two decades of organic growth and tactical acquisitions, we need to lead in this next computing era. To do so, we must take decisive action to strengthen our market position in key businesses or be left behind. In one strategic move, our pending merger with Compaq will fill critical gaps in our current portfolio and improve our market position in key business categories. We are convinced the merger will significantly improve our operating margins in enterprise computing (from -3% in FY01 to +9% in FY03), personal computers and access devices (from -4% in FY01 to +3% in FY03) and IT services (from 5% in FY01 to 14% in FY03).

    According to a recent McKinsey & Co. Quarterly report, "High technology is a 'winner- takes-all' industry. Transactions and consolidations can often fill holes in a product line, open new markets, and create new capabilities in less time than it would take to build businesses internally. Such moves may be prerequisites to achieving a dominant position -- the best assurance of survival."

Q.  SPECIFICALLY, HOW DOES COMPAQ STRENGTHEN HP's BUSINESSES?

    Compaq materially strengthens many of our businesses, specifically our server, storage, PC and IT services and support businesses, which are becoming increasingly interrelated to each other and to our imaging and printing franchise.

    SERVERS: Today we have a strong position in UNIX servers, a market growing at 5-7% annually. With Compaq, we also become #1 in both Windows and Linux servers, markets growing at 20% and 30% respectively. We need a

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market leading position in each of these server categories in order to be a successful end-to-end systems and solutions provider.

    HIGH-PERFORMANCE COMPUTING: Compaq is #1 in high-performance computing for customers like the world's stock exchanges and AOL. Compaq's Himalaya high-end computing systems with our super-fast Superdome high-end UNIX server will give us market-leading strength in this high margin segment, with better access to big, new customers like the Department of Defense and the U.S. Postal Service.

    STORAGE: While we have important assets in high-end enterprise storage, we don't have enough to lead. With Compaq, we will become #1 in storage systems in the world, on a revenue basis, including the fastest growing segment of the storage market -- storage area networks -- a market growing at 34%.

    SERVICES: Compaq will double our service and support capacity, particularly in the area of mission critical infrastructure design, outsourcing and support. More is better in the support business, because it produces reliable, double-digit operating margins quarter after quarter.

    PCs: Our consumer PC business is profitable and market leading. Our commercial PC business lacks effective direct distribution. Compaq has a successful commercial PC business and has built an effective direct distribution channel -- an area of weakness for us. In fact, in a February 2002, independent survey of IT professionals, 72% of the approximately 2,300 HP and Compaq customers responding indicated that having direct PC distribution capabilities is an important attribute in selecting a PC provider. Today, where Dell does 70% of its commercial business through the direct channel, and Compaq does 70% of their U.S. commercial business direct, we do just 15%. Where Dell achieves 70 inventory turns, Compaq does 62, our inventory turns are just 25 per year. Combining our strengths in the consumer PC businesses with Compaq's strength in commercial PCs will enable us to create a profitable PC business overall and an important channel for our other products and services.

Q.  HOW DOES COMPAQ GIVE HP MARKET LEADERSHIP?

    The merger will move us into a market leading position in key and fast growing segments of the $800 billion enterprise systems and services market.

                                             HP    HP+
                                            ALONE COMPAQ
                                            ----- ------
                       Enterprise Storage    #5     #1
                       Windows(R)Servers     #4     #1
                       Unix Servers          #2     #1
                       Linux Servers         #4     #1
                       PCs                   #3     #1
                       Management Software   #1     #1
                       Printing and Imaging  #1     #1
                       IT Services           #8     #3

    Additionally, we will double the size of our sales force to 15,000, and increase our R&D investment from $2.7 billion to $4 billion.

    In our business, leadership counts. Leadership means more customers, higher revenues, increased profits, and more innovation and, ultimately, enhanced shareowner value.

Q.  HOW WILL THE MERGER INCREASE SHAREOWNER VALUE?

    Even based on our conservative estimates, the merger is a financially compelling opportunity that we expect to increase our earnings and profitability after our first full year of combined operations with Compaq. Specifically, we expect the following:

   . The merger will generate annual cost savings of at least $2.5 billion, which have a net present value of $5 to $9 per HP share, based upon the assumptions described in our proxy statement/prospectus.

   . The merger will substantially increase our earnings per share (based on assumptions described in our proxy/prospectus) by 13% by fiscal 2003.

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   .  The merger will improve the profitability of many of our businesses, resulting in significant improvements to our overall operating margin from 3% in fiscal 2001 to 9% by fiscal 2003.

    We believe that these financial benefits ultimately will enhance shareowner value.

Q:  HOW WILL THIS MERGER AFFECT HP's PRINTING AND IMAGING FRANCHISE?

    Our commitment to our printing and imaging business has never been greater. Indeed, we see this area as one of the key beneficiaries of the combination. Improving profitability in our enterprise computing, IT services and PC businesses will make them self-funding. Continued growth in printing and imaging means creating new categories such as digital publishing and digital imaging. These growth markets, $400 billion and $60 billion markets respectively in their own right, are greatly enhanced by our interrelated capabilities in computing storage, servers and network management.

Q.  ARE PCs A BAD BUSINESS?

    Personal computers are a vital piece of the overall solution our customers demand. Digital imaging, for example, which is a great growth opportunity for our imaging and printing business, is made much easier and will be adopted much faster with PCs. PCs also provide important benefits in the way of brand visibility and strong industry partnerships. Our consumer PC business generates positive 3% operating margins, but our commercial PC business remains unprofitable because we lack a competitive cost structure and the direct distribution model to compete effectively. By combining our PC business with Compaq's, we expect PCs will become a significant cash generator and provide a mid-teens return on invested capital. Since PCs are an important value driver for our customers, it's important that we make our overall PC business healthy and profitable by adding scale and direct distribution capability.

Q.  HOW DOES THIS MOVE HELP HP COMPETE IN IT SERVICES?

    We will have more than 65,000 IT service and support professionals -- doubling the size of our support, outsourcing, and consulting resources overnight -- and the associated depth and breadth necessary to serve the largest, global corporate customers. Support is the most profitable portion of the services business and outsourcing is the fastest growing. Few other IT services providers in the world can offer as global or comprehensive a set of service and support capabilities and we will build this highly profitable and steady business from that base.

Q.  CAN THIS MERGER BE SUCCESSFUL WHEN OTHERS IN THIS INDUSTRY HAVE FAILED?

    Technology mergers have failed when companies have sought diversification not consolidation. Many have been done at the top of business cycles not the bottom. Many had no detailed pre- or post-close integration plans.

    The technology industry is consolidating: and current industry dynamics are much more akin to the mature phases of other industries where mergers are not only viable, but necessary.

    Industries like pharmaceuticals, financial services, telecom and aerospace are examples. Some common threads run through successful mergers:

   . The combination is about bringing like businesses together, not making forays into new businesses;

   .  The combination helps to achieve clear market leadership;

   .  The deal is stock only, providing a stronger post-merger balance sheet;

   .  The combination results in significant cost savings; and

   .  The combination meets the criteria for smooth and effective integration.

    This is a merger of like businesses coming together -- a merger of consolidation, not

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diversification. Our basic technology is more than compatible; it is almost completely complementary.

    The timing of this transaction is also important. Unlike so many others in the high tech arena, we're doing this merger at the near bottom of a market cycle not the top. That means that valuations are fair, customers aren't making major IT investments, and our competitors are dealing with business model challenges of their own as they adjust to lower overall industry growth rates. Most importantly, our employee base is stable. Attrition at HP and Compaq are near all-time lows.

    We're not leaving anything to chance. A group of more than 450 dedicated people, drawn from HP and Compaq, have been working around the clock to prepare for the integration of HP and Compaq by analyzing past mergers and drawing upon best practices and experiences to make the right integration decisions for the new company. In particular, our integration team is drawing on our very direct experience spinning out Agilent Technologies, as well as Compaq's acquisitions of Digital Equipment Corporation and Tandem. Our integration team is also working with people who have been directly involved in numerous mergers and acquisitions, and who know what makes the difference between success and failure in transactions of the scale and complexity of this merger.

Q.  HAVE YOU LOST CUSTOMERS SINCE YOU ANNOUNCED THE MERGER?

    In the two quarters we've reported earnings since we announced the merger with Compaq, we've seen revenue increase -- a good indicator of customer loyalty. Our integration plans ensure an unyielding focus on customers during the pre- and post-close integration planning process. Within the first 30 days that we begin operating as a single company, for customers we will have:

   .  Clear product roadmaps in place to give customers comfort and assurance;

   . Customer account assignments identified to insure clarity and accountability in the sales force and other points of contact such as websites and service centers;

   . And the operational and management structure in place to ensure that employees will have a clear understanding of their roles and responsibilities.

Q.  WHY IS THE HP BOARD RECOMMENDING THAT I SUPPORT THE MERGER?

    The merger represents the collective judgment of your Board of Directors, six of whom are independent directors, who together with HP management, represent three centuries of combined business and technology industry experience.

   . Phil Condit, the CEO of Boeing, who managed Boeing's acquisition of McDonnell Douglas, Hughes space division and Rockwell's defense and aerospace business -- moves that transformed the aerospace industry. (Director since 1998)

   . Sam Ginn, former chairman of Vodafone, who managed the merger of Air Touch and Vodafone and the spin-off of Pacific Telesis from AT&T. (Director since 1996)

   . Dick Hackborn, a 30-year HP veteran who worked alongside Bill Hewlett and Dave Packard and built HP's imaging and printing business. (Director since 1992)

   . Patty Dunn, who as head of Barclays Global Investors, manages $800 billion dollars in investor assets. (Director since 1998)

   . Jay Keyworth, chairman and senior fellow of the Progress and Freedom Foundation and former director of the White House Office of Science and Technology, was a long-time friend and advisor to Dave Packard. (Director since 1986)

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   .  Bob Knowling, who transformed Ameritech and was tapped to help manage their acquisition of GE Information Services. (Director since 2000)

    Your Board, together with the HP management team, spent more than 2 1/2 years evaluating our strategic alternatives. They considered numerous possibilities and unanimously concluded that our pending merger with Compaq is the best way to create value for our shareowners.

Q. DOES HP's RECENT FINANCIAL PERFORMANCE SUGGEST THAT HP WOULD BE BETTER OFF ON ITS OWN?

    HP people deserve tremendous credit for staying focused on customers and managing costs in a very tough environment.

    But the hard work and heavy lifting over the past 2 1/2 years have built a platform for market leadership. They weren't the end goal. We're missing essential ingredients for success -- we're missing market leadership positions and profitability in our commercial PC business, and across many parts of our enterprise computing business. We're also missing depth and breadth in key growth segments like storage and IT services.

    As Merrill Lynch's chief technology analyst Steve Milunovich said in the Feb. 14 issue of THE WALL STREET JOURNAL, "It was an impressive quarter [except that] HP's enterprise business remained troublesome -- which is why they need to merge with Compaq."

Q.  WHAT HAPPENS IF THE MERGER IS NOT APPROVED?

    If we had to go back to the drawing board, we would face the same set of choices, the same set of challenges and the same set of alternative solutions we face today. The only thing we would lose is time. And that's the one thing none of us in this industry can afford to lose; it's the one thing we can never get back. Your Board of Directors weighed our alternatives vigorously and concluded that this merger is the very best way to enhance shareowner value.

Q.  IS THIS MERGER CONSISTENT WITH "THE HP WAY"?

    As Bill Hewlett and Dave Packard often said, profitability is the key to job preservation, to investment in R&D and innovation, and contribution to the community -- and these things are all key to making HP both a special place to work and a valued corporate citizen around the world. While many things have changed since Bill and Dave walked the halls of HP, many things have remained vitally the same -- especially their fundamental belief in sound business practices; their intense desire to serve customers; their respect for a meritocracy based on performance, their understanding that people want to work at a company where they can make a contribution; and their belief that inventive, useful products can indeed change the world.

    The merger with Compaq is an opportunity to control our destiny, fill the gaps in our portfolio, build a competitive cost structure where we urgently need it, and allow us to accelerate our strategy and achieve our goal of market leadership.

    The genius of the HP Way is that it's a legacy built on innovation, bold enough to embrace change and flexible enough to absorb it.

    We hope this answers your questions.

    Your vote is critically important. Please sign, date and return your WHITE proxy card or voting instruction form today voting "FOR" the merger.

                                           /s/ ROBERT P. WAYMAN

                                               Robert P. Wayman
                                               Chief Financial Officer
                                               Hewlett-Packard Company

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  If you have questions or need assistance voting your shares FOR the HP/Compaq merger, please call INNISFREE M&A INCORPORATED toll-free at (877) 750-5836 or GEORGESON SHAREHOLDER toll-free at (888) 921-5724. Additional information about the HP/Compaq merger is available at www.VotetheHPway.com.
--------------------------------------------------------------------------------


FORWARD-LOOKING STATEMENTS

   This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

   All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

   The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

   HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

   On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.